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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global BPO Services Corp.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
378981203
(CUSIP Number)
October 18, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378981203

1	NAMES OF REPORTING PERSONS Sapling, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,096,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,096,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,096,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	378981203

1	NAMES OF REPORTING PERSONS Fir Tree Recovery Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		403,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		403,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	403,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	378981203

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.001 (the “Common Stock”) of Global BPO Services Corp., a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”), is the sole member of Sapling, and Fir Tree is the investment manager of both Sapling and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

Global BPO Services Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

125 High Street, 30th floor
Boston, MA 02110

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Sapling, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company

Fir Tree Recovery Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc. is the investment manager for each of Sapling and Fir Tree Recovery and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

378981203

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Sapling and Fir Tree Recovery are the beneficial owners of 2,096,500 shares of Common Stock and 403,500 shares of Common Stock, respectively. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Sapling and Fir Tree Recovery as a result of being the investment manager of Sapling and Fir Tree Recovery.

(b) Sapling and Fir Tree Recovery are the beneficial owners of 5.4% and 1.0%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 2,500,000 shares of Common Stock which represent 6.4% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by 39,062,500, the number of shares of Common Stock issued and outstanding according to the Issuer’s prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on October 18, 2007.

(c) Sapling may direct the vote and disposition of 2,096,500 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 403,500 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Sapling and Recovery.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Value, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the shares of Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 29, 2007

SAPLING, LLC
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President